================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934


                   For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                         Commission file number: 1-14315


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NCI 401(k) PROFIT SHARING PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           NCI BUILDING SYSTEMS, INC.
                      10943 NORTH SAM HOUSTON PARKWAY WEST
                              HOUSTON, TEXAS 77064


================================================================================

                         NCI 401(K) PROFIT SHARING PLAN


                                Table of Contents

         Independent Auditors' Report.............................................................................1

         Statement of Net Assets Available for Benefits...........................................................2

         Statement of Changes in Net Assets Available for Benefits................................................3

         Notes to Financial Statements..........................................................................4-8

         Supplemental Schedules:..................................................................................9

                  Schedule of Assets Held for Investment Purposes................................................10

                          INDEPENDENT AUDITORS' REPORT


Board of Trustees
NCI 401(k) Profit Sharing Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of NCI 401 (k) Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes is presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the financial statements. The supplemental schedule has been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                        /s/ KOLKHORST & KOLKHORST
                                        Kolkhorst & Kolkhorst



Houston, Texas
June 11, 2002

                         NCI 401(k) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000


                                     ASSETS


                                                      December 31,
                                           ----------------------------------
                                               2001                  2000
                                           ------------          ------------
INVESTMENTS - at fair value                $ 65,818,640          $ 63,620,377


CONTRIBUTIONS RECEIVABLE
     Employer Contribution                      871,211             1,925,101
     Participant Contribution                   184,425               209,677
                                           ------------          ------------
                                              1,055,636             2,134,778



CASH AND CASH EQUIVALENTS                           109              (361,689)
                                           ------------          ------------

TOTAL ASSETS                                 66,874,385            65,393,466

LIABILITIES
     Accounts Payable                                --                    --
                                           ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS          $ 66,874,385          $ 65,393,466
                                           ============          ============







                See independent auditors' report and accompanying
                       notes to the financial statements.

                         NCI 401(k) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 2001



ADDITIONS TO NET ASSETS
     Contributions
             Employer                                                          $  3,387,235
             Participant                                                          6,268,059
             Rollovers                                                              214,777
                                                                               ------------
                   Total contributions                                            9,870,071
                                                                               ------------

     Interest and dividend income                                                   745,855
     Net unrealized appreciation (depreciation)
          of investments and net realized gain on sale of investments            (4,981,380)
                                                                               ------------
                  Total earnings (loss)                                          (4,235,525)
                                                                               ------------

         TOTAL ADDITIONS                                                          5,634,546
                                                                               ------------

DEDUCTIONS FROM NET ASSETS
     Benefits paid to terminated participants                                    (5,349,187)
     Administrative/other expenses                                                 (149,131)
                                                                               ------------

         TOTAL DEDUCTIONS                                                        (5,498,318)
                                                                               ------------

NET INCREASE                                                                        136,228
     Transfer from merged plans                                                   1,344,691

NET ASSETS AVAILABLE FOR
     BENEFITS
          Beginning of year                                                      65,393,466
                                                                               ------------

          End of year                                                          $ 66,874,385
                                                                               ============




                See independent auditors' report and accompanying
                        notes to the financial statements

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

NOTE A - DESCRIPTION OF PLAN

The following description of the NCI 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of NCI Building Systems, Inc. and its affiliates (Company) who have completed three months of service, and have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent related amendments and revisions.

Allocation Provision

Qualified participants may elect to defer a percentage of their salary at each pay period. The amount of deferral may not exceed 15% of compensation for the plan year and must equal at least 1% of compensation. Elective deferrals may not exceed the amount determined by the IRS for the plan year.

Participants may direct that their contributions be invested in any of the Plan investment options.

Contributions

The Plan provides for a matching contribution on an equal basis to all participants, with a maximum Company contribution. For the years ended December 31, 2001 and 2000, the Company made a matching contribution equal to 66.67 percent for 2001 and 83.33 percent for 2000 of each participant's contribution, up to 6 percent of the participant's eligible compensation. The employer contribution totaled $ 3,387,235 and $4,267,294 for the years ended December 31, 2001 and 2000, respectively. The Company contribution is made entirely in Company stock.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, if any, and (b) Plan earnings
(loss), and (c) forfeitures of terminated participants' nonvested accounts in excess of expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service as follows:


             Years of Service                              Vested Percentage
-------------------------------------------         --------------------------------
Less than one year                                                  0%
One year                                                           10%
Two years                                                          20%
Three years                                                        30%
Four years                                                         40%
Five years                                                         60%
Six years                                                          80%
Seven or more years                                               100%

Expenses

The Company has paid a premium to acquire a $10,000,000 fidelity bond and incurs expenses for administration, audit and tax return preparation for the Plan. The Plan may reimburse the Company for these expenses through the allocation of forfeitures.

Payment of Benefits

Subsequent to termination of service, a participant may request to receive payment either in a lump sum amount equal to the value of his or her vested account balance or to continue in the trust in such a manner as though the employee had not terminated his eligibility if the participant's account balance is greater than $5,000.

Disposition of Forfeitures

The Plan stipulates that forfeitures are used to reduce the Plan's normal administrative fees, and then should be treated as additional discretionary matching contributions for the plan year in which the forfeitures occur.

Investment Options

The Plan offers eleven investment options in which the employees may elect to participate. Ten of the options are mutual funds, and the eleventh option is the NCI Company Stock Fund. The Company's matching contribution is made in NCI Company Stock.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Plan assets are stated at fair market value. If available, quoted market prices are used to value investments.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants' account and bear interest at prevailing market rates.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - INVESTMENTS

The Plan's investments are held by a financial services company-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Investments at fair value as determined by quoted market price:

                                                                              December 31,
                                                                   -----------------------------------
                                                                       2001                   2000
                                                                   ------------           ------------
American Express Trust Income Fund II                              $  9,985,299              7,936,050
AXP Bond Fund                                                         2,893,042              1,981,500
Founders Balanced Fund                                                       --              1,555,482
American Express Trust Horizon Short-term                                67,104                     --
American Express Trust Horizon Medium-term                            1,568,815                     --
American Express Trust Horizon Long-term                                137,579                     --
AXP Blue Chip Advantage Fund                                          6,797,470              7,632,640
Janus Worldwide Fund                                                  3,645,802              3,966,021
Neuberger & Berman Partners Trust                                       917,713                576,039
Baron Asset Fund                                                      1,434,082              1,254,730
AXP Growth Fund                                                       5,694,973              8,150,464
NCI Common Stock Fund                                                20,966,854             20,265,371
Money Market Fund                                                       388,154                  1,679
Loan Fund                                                             4,318,233              4,016,371
Investment Contract with Aetna, # 014241, matures 2/17/04             6,634,752*             6,284,030
Investment Contract with Aetna, # 014174, matures 1/4/05                368,768*                    --
                                                                   ------------           ------------
                                                                   $ 65,818,640             63,620,377
                                                                   ============           ============


*Includes accrued income of $761,283

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

NOTE C - INVESTMENTS (CONTINUED)

Investments in the NCI Common Stock Fund are both participant and nonparticipant directed.

Changes in the NCI Common Stock Fund for the year ended December 31, 2001 are as follows:

Contributions received                                 $  4,893,370
Benefits paid to participants                            (1,655,662)
Transfers to participant directed investments              (849,924)
Participant loan activity                                  (207,388)
Participant forfeitures                                    (163,091)
Net depreciation                                           (567,214)
                                                       ------------
                                                       $  1,450,091
                                                       ============

NOTE D - PLAN TERMINATION

Although the Company has expressed no such intention, the Plan can be terminated at the Company's election. In the event of Plan termination, all Plan benefits would become 100 percent vested and payable to the participants.

NOTE E- TAX STATUS

The Plan obtained its latest determination letter on December 28, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

NOTE F - MERGED PLAN AND INVESTMENT CONTRACT WITH INSURANCE COMPANY

During the year ended December 31, 2001, the assets of two profit sharing plans for companies purchased by NCI Building Systems, Inc were merged into the Company's Plan. The net assets transferred to the Plan totaled $1,344,691.

The Plan has two benefit-responsive investment contracts with Aetna Insurance Company. Aetna maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Aetna. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have a fixed, guaranteed net interest rate of 5.55% and 5.97%.

The Plan does not allow participants to make any additional contributions to these investment contracts.

                              SUPPLEMENTAL SCHEDULE

                         NCI 401(k) PROFIT SHARING PLAN
                              FINANCIAL STATEMENTS
                                December 31, 2001

               Schedule of Assets Held for Investment Purposes for
                        the Year Ended December 31, 2001


  (a)                           (b)                                     (c)                       (d)             (e)
-------- --------------------------------------------- -------------------------------------- ------------    -----------
                                                             Description of investment
                         Identity of issue,                Including maturity date, rate
                         borrower, lessor,                 Of interest, collateral, par                         Current
                          or similar party                       or maturity value                Cost           Value
-------- --------------------------------------------- -------------------------------------- ------------    -----------

         American Express Trust Income Fund II         Mutual Fund                            $  9,585,237    $ 9,985,299
         AXP Bond Fund                                 Mutual Fund                               2,886,364      2,893,042
         AET Horizon Short-term                        Mutual Fund                                  65,425         67,104
         AET Horizon Medium-term                       Mutual Fund                               1,566,176      1,568,815
         AET Horizon Long-term                         Mutual Fund                                 128,169        137,579
         AXP Blue Chip Advantage Fund                  Mutual Fund                               9,180,291      6,797,470
         Janus Worldwide Fund                          Mutual Fund                               4,970,043      3,645,802
         Neuberger & Berman Partners Trust             Mutual Fund                                 954,133        917,713
         Baron Asset Fund                              Mutual Fund                               1,688,139      1,434,082
         AXP Growth Fund                               Mutual Fund                               8,767,314      5,694,973
         Loan Fund                                     Participant Promissory notes              4,318,233      4,318,233
         NCI Common Stock Fund                         Qualified Employer Securities            21,172,642     20,966,854
         Investment Contract with Aetna, #005417       Investment Contract, matures 2/17/04      6,634,752*     6,634,752*
         Investment Contract with Aetna, #014174       Investment Contract, matures 1/04/05        368,768*       368,768*
         Money Market Fund                             Mutual Fund                                 388,154        388,154
                                                                                              ------------    -----------
                                                                                              $ 72,673,840    $65,818,640
                                                                                              ============    ===========



*Includes accrued income of $761,283

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          NCI BUILDING SYSTEMS INC.
                          (AS ADMINISTRATOR OF THE NCI 401(k) PROFIT SHARING
                          PLAN)



DATE:  June 26, 2002      By: /s/ Robert J. Medlock
                              ---------------------------------------
                              Robert J. Medlock
                              Executive Vice President and Chief Financial
                              Officer

                                INDEX TO EXHIBITS


             EXHIBIT
             NUMBER                    DESCRIPTION
             ------                    -----------


             23.1                      Consent of Independent Auditors